FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE 433
REGISTRATION STATEMENT NO.: 333-177354-01

UBS Commercial Mortgage Trust 2012-C1,
Commercial Mortgage Pass-Through Certificates, Series 2012-C1

April 23, 2012

UPDATE to the free writing prospectus, dated April 17, 2012 (the “Free Writing Prospectus”).

Capitalized terms used herein but not defined herein will have such meanings ascribed to them in the Free Writing Prospectus.

1.
Annex A-1 to the Free Writing Prospectus is modified by deleting the Administrative Fee Rate for the Mortgage Loans secured by the Mortgaged Properties set forth below and replacing it with the following:

Mortgage Loan Property	Administrative Fee Rate
Meadows Crossing	0.11197%
Village Shopping Center	0.11197%
415 N. Dearborn Street	0.11197%
Storage Post – Jefferson	0.11197%
Hunnington Place Shopping Center	0.16197%

2.	Footnote (22) to Annex A-1 to the Free Writing Prospectus is modified by deleting the first Gladstone Portfolio footnote and replacing it with the following:

Loan No. 18 – Gladstone Portfolio – The borrower made an initial deposit at loan closing of $300,000 and is required to fund monthly deposits of $6,112 through and including the payment date in October 2019, resulting in expected total cash collections of $843,968. The cash reserve will cover lease renewal obligations of the tenants Cummins and Paychex. If certain conditions are not met, including Fiserv not exercising its right to extend its lease by September 1, 2018, the related borrower will be required to post a $1,000,000 letter of credit. Failure of the related borrower to post the letter of credit will result in a cash sweep event. The letter of credit will cover lease renewal obligations of the tenants Fiserv and ConMet.

3.	Footnote 19 to Annex A-1 to the Free Writing Prospectus is modified by adding the following:

Loan No. 19 - Westminster Square - Regus occupies multiple spaces at the property.  Their original lease of 12,878 sq. ft. commenced 12/1/2010 and expires 7/31/2021 and two expansion leases totaling 13,728 sq. ft.  commenced 8/1/2011 and expire 7/31/12.

The expansion leases may be terminated by tenant with 60 days written notice.  The expiration date shown is that of the original 12,878 sq. ft. lease.

4.	Footnote 24 to Annex A-1 to the Free Writing Prospectus is modified by adding the following:

Loan No. 19 - Westminster Square - Regus PLC (26,606 sq. ft., 13.7% of NRA) is entitled to free rent on 12,878 sq. ft. of its space (Suite 700) during months 24 through 27 and 37 through 39 of the lease term, which commenced in December 2010.  The amount of $153,463 was required to be escrowed at loan closing to mitigate the rent concession. $21,463.33 of the reserve will be released each month during months 24 through 27 of the lease term and $22,536.50 will be released each month during months 37 through 39 of the lease term, which amounts in the aggregate represent the total initial balance of the reserve.

5.	The following footnote is added to Annex A-1 to the Free Writing Prospectus to the column heading “Second Most Recent NOI ($)”:

Loan No. 20.03 - Devonshire Portfolio - DeVeaux Village - Second Most Recent NOI for DeVeaux Village is based on NOI for August through December 2010 annualized.

6.	Footnote 24 to Annex A-1 to the Free Writing Prospectus is modified by adding the following:

Loan No. 20.04 - Devonshire Portfolio - Amberwood Plaza - The following amounts were required to be escrowed at loan closing with respect to certain tenants’ free rent periods: $21,658 for Humana Insurance, $11,430 for Sally Beauty Supply, and $11,912 for Hershey Ice Cream.  Upon receipt of evidence that, among other things, each tenant is in occupancy, open for business and paying rent, the applicable portion of the reserve relating to each such tenant will be released.

7.	Annex B to the Free Writing Prospectus is modified by deleting the “Sponsor” identified in the Tollgate Marketplace Collateral Asset Summary and replacing it with the following:

Retail Properties of America, Inc. (formally known as Inland Western Retail Real Estate Trust, Inc.).

8.	Annex B to the Free Writing Prospectus is modified by deleting the third footnote to the Gladstone Portfolio Collateral Asset Summary and replacing it with the following:

The borrower made an initial deposit at loan closing of $300,000 and is required to fund monthly deposits of $6,112 through and including the payment date in October 2019, resulting in expected total cash collections of $843,968. The cash reserve will cover lease renewal obligations of the tenants Cummins and Paychex. If certain conditions are not met, including Fiserv not exercising its right to extend its lease by September 1, 2018, the related borrower will be required to post a $1,000,000 letter of credit. Failure of the related borrower to post the letter of credit will result in a cash sweep event. The letter of credit will cover lease renewal obligations of the tenants Fiserv and ConMet.

9.	Annex B to the Free Writing Prospectus is modified by deleting the "Most Recent Occupancy" in the Village Shopping Center Asset Summary and replacing it with 87.1%

10.	Annex G to the Free Writing Prospectus is modified by deleting the first exception to representation 33 (Related Borrowers) and replacing it with the following:

The Mortgage Loans secured by the Mortgaged Properties identified on Annex A-1 to the Free Writing Prospectus as Bridgewater Falls (No. 8), Fort Smith Pavilion (No. 12) and Parsons Village Shopping Center (No. 49), with an aggregate original principal balance of $99,695,884.42, have borrowers under common control.

Investors are urged to read the final prospectus supplement relating to these securities because it contains important information regarding the offering that is not  included herein.  The depositor has filed a registration statement (including the prospectus) with the Securities and Exchange Commission (File No. 333-177354) for the offering to which this communication relates.  Before you invest, you should read the prospectus in the registration statement and other documents the depositor has filed with the Securities and Exchange Commission for more complete information about the depositor, the issuing entity and this offering.  You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission website at www.sec.gov.  Alternatively, the depositor or UBS Securities LLC, any other underwriter, or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-877-713-1030.

The offered certificates may not be suitable for all investors.  Investors are urged to read any more complete free writing prospectuses prior to making an investment decision and, following availability thereof, the prospectus supplement, relating to the offered certificates because they contain important information regarding the offering that is not included herein.  The issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement if you request it by calling toll-free 1-877-713-1030.

The offered certificates referred to in these materials, and the asset pools backing them, are subject to modification or revision (including the possibility that one or more classes of offered certificates may be split, combined or eliminated at any time prior to issuance or availability of a final prospectus) and are offered on a "when, as and if issued" basis.  You understand that, after you indicate an interest in purchasing any class of offered certificates, a contract of sale will come into being no sooner than the date on which the relevant class has been priced and we have confirmed the allocation of certificates to be made to you; any "indications of interest" expressed by you, and any "soft circles" generated by us, will not create binding contractual obligations for you or us.

Because the offered certificates are being offered on a "when, as and if issued" basis, any such contract will terminate, by its terms, without any further obligation between us, if the offered certificates themselves, or the particular class to which the contract relates, are not issued.  Because the offered certificates are subject to modification or revision, any such contract also is conditioned upon the understanding that no material change will occur with respect to the relevant class of securities between the date of pricing and the closing date.  If a material change does occur with respect to such class, our contract will terminate, by its terms, without any further obligation between us (the "Automatic Termination").  If an Automatic Termination occurs, we will provide you with revised offering materials reflecting the material change and give you an opportunity to purchase such class.  To indicate your interest in purchasing the class, you must communicate to us your desire to do so within such timeframe as may be designated in connection with your receipt of the revised offering materials.

The information contained in these materials may be based on assumptions regarding market conditions and other matters as reflected herein, however, there is no guaranty that any such assumptions will coincide with actual market conditions or events.

The underwriters and their respective affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of these materials, may, from time to time, have long or short positions in, and buy and sell, the offered certificates mentioned herein or derivatives thereof (including options).  UBS Securities LLC, Barclays Capital Inc. and the other underwriters and their respective affiliates may have an investment or commercial banking relationship with the issuer.

Information in these materials is current as of the date appearing on the material only.  This free writing prospectus is not required to contain all information that is required to be included in the base prospectus and the prospectus supplement.  The information in this free writing prospectus is preliminary and subject to change prior to the time of sale.  Information in these materials regarding any offered certificates discussed herein supersedes all prior information regarding such offered certificates.  These materials are not to be construed as an offer to sell or the solicitation of any offer to buy any offered certificate in any jurisdiction where such an offer or solicitation would be illegal.  You should consult your own counsel, accountant and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.